UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 26, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

26 September 2007
Number 28/07

ANNOUNCEMENT OF TERMS OF CONTRACT FOR INCOMING
CEO MARIUS KLOPPERS

The Board of BHP Billiton today announced the terms of employment for incoming Chief Executive Officer, Marius Kloppers.  The contract will be effective from the start of his term as CEO on 1 October 2007.

In announcing the details, BHP Billiton Chairman, Don Argus, said that the terms reflected the Group's remuneration policy, with a significant portion of the total potential remuneration being 'at risk' and subject to the Group's performance.

A summary of the key terms of the contract is set out in the attached schedule.  Details of the contract will also be included in the Remuneration Report that will form part of the Group's Annual Report due to be published on 26 September.  Shareholders will be invited to consider and approve the Remuneration Report at the annual general meetings to be held in London on 25 October and Adelaide on 28 November 2007.

Summary of Proposed Terms of Employment
Mr Marius Kloppers

Chief Executive Officer - BHP Billiton

1.    Term

Mr Kloppers will be employed under a single contract of service with the BHP Billiton Group with no fixed term. The contract is applicable with effect from the date of Mr Kloppers' appointment as Chief Executive Officer on 1 October 2007. The contract can be terminated by the Group on 12 months' notice and by Mr Kloppers on 6 months' notice. Payment can be made in lieu of notice, the details of which are set out in section 5 below. Mr Kloppers' performance and remuneration will be reviewed at the end of each financial year.

2.       Fixed Salary

Mr Kloppers will be paid a base salary of USD $1,850,000. He will also be entitled to receive an additional annual sum calculated at the rate of 40% of base salary (which at the commencement of the contract will be $740,000) in lieu of a contribution to any pension or superannuation. Mr Kloppers will be entitled either to pay this additional sum into a superannuation or pension scheme, or to defer receipt until retirement under the retirement savings plan, or take this a cash payment in lieu of retirement benefits. Where Mr Kloppers elects to allocate the retirement contribution to a superannuation, pension scheme or the retirement savings plan, the rules of the relevant plans will apply.

3.       Benefits

In addition to his fixed salary, Mr Kloppers will receive additional benefits to cover the cost of health insurance, life and disability insurance and costs associated with the preparation of taxation returns.

4.       Incentive arrangements

Mr Kloppers will participate in the Group Incentive Scheme (GIS) and the Long Term Incentive Plan (LTIP). The GIS and the LTIP were approved by shareholders in 2004. Short-term incentives are delivered under the GIS and long-term incentives are delivered under the LTIP.

Copies of the rules of the GIS and the LTIP are available on the BHP Billiton website at http://www.bhpbilliton.com.

GIS

Under the rules of the GIS, Mr Kloppers is entitled to incentive awards calculated by reference to his base salary. For performance at the target level, which requires Mr Kloppers to meet the rigorous performance hurdles set by the Board, including delivery of the budget, Mr Kloppers would receive 70% of his base salary as a cash bonus. Whatever amount is earned as a cash bonus would be matched with deferred shares of an equivalent value. Those shares must be held for two years. The Remuneration Committee has discretion to allot options instead of deferred shares.

The grant of deferred shares and options will be subject to the approval of shareholders where required by applicable listing rules. Any deferred shares that are granted will be valued and reported each year in the Remuneration Report that forms part of the Annual Report. The valuation will be subject to audit by the Group's auditors.

LTIP

Long-term incentives are issued under the terms of the Long Term Incentive Plan. The number of LTIPs awarded will be determined by the Board on the recommendation of the Remuneration Committee and must be approved by shareholders each year. LTIPs are subject to performance hurdles which are set out in the rules of the Plan and measured five years after the effective date of the grant. Performance hurdles are not subject to re-testing.

The performance hurdle requires BHP Billiton's total shareholder return (TSR) over a five-year performance period to be greater than the weighted average TSR of an index of a peer group of companies. If BHP Billiton's TSR is equal to or less than the weighted average TSR of the index, the performance hurdle will not have been met and the LTIPs award will be forfeited.

For all the LTIPs to vest, BHP Billiton's TSR must exceed the weighted average TSR of the index by a specified percentage. The Remuneration Committee determines the percentage each year. For the 2007 financial year the percentage was set at 5.5%.

For performance between the weighted average TSR of the index and the percentage determined by the Remuneration Committee, vesting occurs on a sliding scale.

The value of shares awarded to Mr Kloppers will be reported in the Remuneration Report that forms part of the Annual Report. The valuation will be subject to audit by the Group's auditors.

5.       Termination of contract

The Group retains the right to terminate the contract by giving 12 months' notice or by making payment in lieu of notice to 12 months' base salary plus the amount paid in lieu of a contribution to a superannuation or retirement scheme (i.e. a total of $2,590,000). Mr Kloppers would also be entitled to any accrued entitlements such as earned but untaken leave.

6.       Entitlements under the GIS and LTIP on termination

The rules of the GIS and LTIP set out the entitlement of participants on termination of employment. (Copies of the rules of the GIS and the LTIP are available on the BHP Billiton website at http://www.bhpbilliton.com.)

Resignation or termination for cause

The rules provide that where employment is terminated by the resignation of the executive, or by the Group for cause, a participant is not entitled to any cash incentive for the year in question. All deferred shares or options that have been issued but which are not yet exercisable lapse. Any LTIPs issued but which are not yet exercisable also lapse.

Special provisions relate to events described as "uncontrollable" such as death, serious injury and retrenchment. In those circumstances, all of the deferred shares, options and LTIPs that have been awarded but which are not exercisable become immediately exercisable by Mr Kloppers or his estate.

Termination by mutual agreement

In the event of Mr Kloppers' employment terminating by mutual agreement:

  any deferred shares or options that had been granted, but which were not exercisable at the date of departure, would vest in full;

  if the performance hurdles have been met for the year in which Mr Kloppers departs, he would be entitled to a pro rata short-term cash incentive for his period of service during that year based on performance; and

Mr Kloppers would have a right to retain entitlements to LTIPs that have been granted but that are not exercisable, pending satisfaction of future performance hurdles. The number of entitlements Mr Kloppers would be permitted to retain would be reduced pro rata to reflect his period of service. These entitlements would become exercisable only if the performance hurdles are ultimately met.

If Mr Kloppers leaves employment by mutual agreement on or after the third anniversary of his date of appointment, the Remuneration Committee will exercise its discretion to determine that Mr Kloppers shall receive an amount in respect of the performance year in which he leaves. The amount he receives will be pro rated to reflect the actual period of service and will be determined by the Committee having regard to his performance assessed against the pre-determined performance hurdles.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 26 September 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary